

December 3, 2010

Dan Furlong
Chief Executive Officer
AcroBoo, Inc.
3000 Bayport Drive, Suite 250
Tampa, Florida  33607

> **Re:     AcroBoo, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 9, 2010**
> **File No. 333-170477**

Dear Mr. Furlong:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have not checked the box on your registration statement cover page indicating that this offering is being made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.  If you do not believe this offering is being made pursuant to Rule 415, please provide us with your analysis.  Otherwise, please check the Rule 415 box.

2. Please revise and expand your discussion throughout your filing to clarify the differences between the businesses of AcroBoo and Jagged Edge, discuss any conflicts of interest that exist between the businesses, and expand your discussion of the planned business of AcroBoo including the manner in which it will earn revenues.  By way of example only, and not an exhaustive list, we note the following:

- The last sentence in the second paragraph on page 4 describes Jagged Peak's business as "logistics" and AcroBoo's as "e-commerce", but provides no further explanation of these terms or reference to where a further explanation may be found;
- In the second paragraph on page 6 you describe AcroBoo's business as an "e-commerce and supply chain solutions and services provider," but provide no further explanation of these concepts, nor a discussion of how these services differ from those provided by Jagged Peak;
- The last sentence of the second paragraph on page 6 states that AcroBoo takes possession of inventory and generates revenues based on product sales, which does not appear consistent with your disclosure elsewhere in the filing. We note you make the same reference on page 23;
- The second to last paragraph on page 23 indicates that AcroBoo provides "retailing, e-channel development, e-marketing, and brand protection solutions" which is inconsistent with prior disclosure and provides no further explanation of these terms;
- In the first paragraph on page 25 you state that you will provide industry-leading capabilities "for optimizing both warehouse and transportation operations" which does not appear consistent with your business descriptions elsewhere in the filing; and
- Your disclosure under "Reasons for Distribution" on page 35 states that the companies have "different financial, investment and operating characteristics" but you provide no further explanation here or elsewhere in your filing.

Notwithstanding the above, we note that you state under "Licenses" on page 25 that you will earn revenues from fees generated from licensing your software products. If this is an accurate reflection of all sources of planned revenues, please provide this disclosure, or applicable cross-references, throughout your filing, as appropriate.

3. Please revise your discussion throughout your filing to clearly state your current status, including the status of any development of products or services and delete the implication that you have any current marketable operations. Further, state that AcroBoo will be a separate company, but it will continue to be controlled by the persons who control Jagged Peak.

4. Considering you have registered the sale of the securities being issued in the spin-off, rather than comply with the conditions of the Staff Legal Bulletin No. 4 dated September 16, 1997, please revise your registration statement to identify your parent as an underwriter and name them as a selling shareholder, pursuant to Item 507 of Regulation S-K. If you do not believe this is necessary, please tell us why.

Prospectus Cover Page

5. Please revise the first sentence of the second full paragraph on your prospectus cover page to clarify that you will be distributing shares of AcroBoo, Inc., not Jagged Peak as the sentence currently indicates.

6.  Please prominently disclose on your prospectus cover page that you are a shell company with no revenues or assets and your auditors have raised substantial doubt as to your ability to continue as a going concern.

7.  Please revise the last sentence of the sixth paragraph on your prospectus cover page to clarify that this registration statement covers the distribution of shares to existing shareholders of Jagged Peak, and not the offering of shares to the public at fixed, market or negotiated prices as your sentence currently suggests. Please make similar revisions to your risk factors caption on page ten.

8.  Please revise your disclosure to clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock.  Also state that you have not started the process of engaging a market maker willing to apply for quotation on the OTC Bulletin Board on your behalf.

Prospectus Summary, page 3

9.  Please revise the first paragraph on page three to confirm that your prospectus summary provides a brief overview of the key aspects of your offering.  Refer to Instruction to paragraph 503(a) of Regulation S-K.

Summary of Distribution, page 3

10. Please correct the first paragraph of your Summary of Distribution discussion on page 3 to reflect the correct distribution ratio.

Questions and Answers About the Spin-Off, page 5

11. We note that in the third "answer" on page 5 you state that the "Company's flagship product" is EDGE, and you define "Company" as AcroBoo on page 7.  Assuming your use of "Company" is accurate, please expand and apply your discussion of EDGE throughout your filing to more fully reflect the business of AcroBoo.  If you meant to refer to Jagged Edge, instead of AcroBoo, please revise your disclosure accordingly.  Please also provide a similar clarification of the security ownership information on page 33.

About Us, page 6

12. Clarify in the last paragraph on page 6 that your offices are the address of Jagged Peak.

Management's Discussion and Analysis or Plan of Operation, page 20

13. Please revise the second paragraph following the above subheading to remove the implication that you do not have an obligation to update your prospectus for material changes.  Please also ensure that your revisions clarify that your statements are as of the

date of the prospectus, as opposed to "the date on which they are made." Please confirm your understanding in this regard.

## Future Financings, page 21

14. Based on your disclosure in the first paragraph of page 22 that you need $3 million to be used in acquiring businesses, it appears that your proposed operations may be commensurate in scope with those ordinarily associated with a blank check company. Please either revise your registration statement to disclose your status as a blank check company and the meaning of that designation, as well as to comply with Rule 419 of the Securities Act of 1933, or tell us why you do not believe that Rule 419 applies to you.

## Description of Business, page 23

## AcroBoo, Inc. Funding Requirements, page 24

15. Please expand your disclosure in the first paragraph on page 24 to clarify the purposes for which you anticipate needing $3 million in capital. More specifically, describe the infrastructure you anticipate building, and the amounts you anticipate needing for infrastructure and marketing. Please make similar revisions or provide a cross reference in your related disclosures under "Liquidity and Capital Resources" and "Future Financings" on pages 21 and 22, respectively.

## Employees, page 28

16. Please briefly indicate the duties of the two part-time employees and provide their identities if they are considered related parties.

## Directors, Executive Officers, Promoters and Control Persons, page 29

17. Please revise Mr. Furlong's positions on page 29 to reflect that he is also your Chief Financial Officer. In addition, revise Mr. Furlong's biographical information to provide the dates of each employment to cover the required five year disclosure. Please also clarify any other current position(s) in view of his part-time status with the company. See Item 401(e) of Regulation S-K.

## Involvement in Certain Legal Proceedings, page 30

18. Please update your disclosure on page 30 to reflect your officer, director and control persons status for the past ten years. Refer to Item 401(f) of Regulation S-K.

## Security Ownership of Certain Beneficial Owners and Management, page 33

19. Please expand footnotes (3) and (4) to denote their relationship with Jagged Peak.

The Distribution, page 34

Introduction, page 34

20. In the third paragraph on page 34 you state your belief that the spin-off will help Jagged
    Peak strengthen its operating foundation, achieve long-term growth and improve
    corporate value. Please expand your disclosure to explain the basis for these beliefs in
    light of the spin-off consisting of the removal of a current revenue source of Jagged Peak.

Selling Security Holders Distribution, page 38

21. The last paragraph on page 38 indicates that you are registering the offering of shares by
    selling security holders, but this registration statement only covers the distribution of
    AcroBoo shares by Jagged Edge to its shareholders. Please revise the paragraph
    accordingly.

Undertakings, page II-3

22. Please note that due, in part, to the language of Securities Act Rule 430C(d), the
    undertakings included in Items 512(a)(5)(ii) of Regulation S-K should be included in
    filings for initial public offerings. Please revise your filing to include those undertakings.

Signatures, page II-6

23. Please revise your signature certification to use the language from Form S-1. It appears
    that you have used the language from Form S-3. In addition, please assure that Mr.
    Furlong signs in all of his capacities in each section.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,


H. Christopher Owings
Assistant Director


cc:     Thomas C. Cook, Esq.
        Via Fax (702) 221-1963